Exhibit 99.1

Medigus Ltd. Announces 2019 Financial Results

OMER, Israel - April 21, 2020 - Medigus Ltd. (“Medigus” or the “Company”) (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endo-surgical tools and an innovator in direct visualization technology, today announced its financial results for the year ended December 31, 2019 and reported that the Company’s annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2019 was filed with the Securities and Exchange Commission on April 21, 2020.

For the year ended December 31, 2019, the Company reported IFRS loss of $14,178,000 and non-IFRS loss of $3,963,000.

Recent Highlights:

●	In June 3, 2019, the Company announced the signing of a $3,000,000 agreement with Golden Grand for the know-how licensing and sale of goods for Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China, Hong Kong, Taiwan and Macao.

●	On June 19, 2019, the Company signed an agreement with Algomizer Ltd. and its wholly-owned subsidiary Linkury Ltd. for an investment of approximately $5 million in the Algomizer group. The investment was subject to certain pre-conditions, which were met at September 3, 2019.

●	On December 30, 2019 the Company consummated a securities exchange agreement with Intelllisense Solutions Inc., a Nevada corporation (Intellisense), and as a result the Company assigned, transferred and delivered 100% of its holdings in ScoutCam to Intellisense, in exchange for (i) common stock representing 60% of Intellisense’s issued and outstanding share capital as of the closing, and (ii) in the event ScoutCam achieves $33,000,000 in aggregate sales within the first three (3) years immediately following the closing, the Company will receive additional shares of Intellisense’s common stock representing 10% of its outstanding share capital as of the closing. Simultaneous with the closing, Intellisense consummated a financing transaction in the aggregate amount of $3.3 million (gross) based on a company post-money valuation of $13.3 million.

●	On February 18, 2020, the Company purchased 2,284,865 shares of Matomy, representing 2.32% of its issued and outstanding share capital. On March 24, 2020 the Company completed an additional purchase of 22,326,246 shares of Matomy, raising the Company’s aggregated holding in Matomy to 24.99% of Matomy’s issued and outstanding share capital.

Financial Results:

●	Revenues for the year ended December 31, 2019 were $273,000, a decrease of 37% compared to the year ended December 31, 2018.
●	Research and development expenses for the year ended December 31, 2019 were $609,000, a decrease of 66% compared to the year ended December 31, 2018. The decrease was primarily due to the decision of the Company to cease the MUSE™ operation.
●	Sales and marketing expenses for the year ended December 31, 2019 were $326,000, a decrease of 76% compared to the year ended December 31, 2018. The decrease was primarily due to the decision to abandon the strategy to commercialize the MUSE™ system.
●	General and administrative expenses for the year ended December 31, 2019 were $3,081,000, a decrease of 8% compared to the year ended December 31, 2018.

●	IFRS loss for the year ended December 31, 2019 was $14,178,000, compared to IFRS loss of $6,598,000 for the year ended December 31, 2018. The increase is attributed mainly to a listing expense, and partially offset by the decrease in research and development expenses, decrease in sales and marketing expenses and decrease in general and administrative expenses.
●	Non-IFRS loss for the year ended December 31, 2019 was $3,963,000, compared to Non- IFRS loss of $6,589,000 for the year ended December 31, 2018. The decrease is attributed mainly to the decrease in research and development expenses, decrease in sales and marketing expenses and decrease in general and administrative expenses.
●	Non-IFRS results exclude the effect of stock-based compensation expenses, revaluation of warrants at fair value and listing expenses.

	Year ended December 31,
(thousands of U.S. dollars)	2019	2018
IFRS Results
Loss for the year	$(14,178)	$(6,598)
Non-IFRS Results
Loss for the year	$(3,963)	$(6,589)

Balance Sheet Highlights:

●	Cash and short-term deposits as of December 31, 2019 amounted to $7 million, compared to $10.6 million as of December 31, 2018.
●	The investment in Algomizer group as of December 31, 2019 amounted to $4.8 million.
●	IFRS equity as of December 31, 2019 amounted to $8.1 million, compared to $8.1 million as of December 31, 2018.
●	Non-IFRS equity as of December 31, 2019 amounted to $18.1 million, compared to $7.9 million as of December 31, 2018.

A reconciliation between IFRS equity results and non-IFRS equity results is provided bellow, following the financial statements presented as part of this release.

Use of Non-IFRS Financial Results

In addition to disclosing financial results in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, non-cash listing expenses and the revaluation of warrants at fair value. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such, deemed it important to provide this information to the investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

The Company’s Annual Report on Form 20-F is available through the Securities and Exchange Commission’s website (www.sec.gov) as well as via the Medigus website (www.medigus.com). Shareholders may receive a hard copy of the annual report free of charge upon request to the Company.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the Company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Company’s management and its knowledge of the relevant market. The Company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the Company are discussed in detail in the Company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the Company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the Company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

MEDIGUS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,
	2019	2018
	USD in thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	7,036	10,625
Short-term deposit	-	-
Accounts receivables – trade	22	24
Inventory	900	81
Other current assets	321	404
	8,279	11,134

NON-CURRENT ASSETS:
Inventory	-	-
Property and equipment, net	137	105
Right-of-use assets, net	153	-
Investments accounted for using the equity method	1,149	-
Financial assets at fair value through profit or loss	3,616	-
	5,055	105

TOTAL ASSETS	13,334	11,239

MEDIGUS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,
	2019	2018
	USD in thousands
Liabilities and equity

CURRENT LIABILITIES:
Accounts payables - trade	75	190
Lease liabilities	119	-
Warrants at fair value	1,459	1,601
Contract liability	502	231
Accrued compensation expenses	607	588
Other current liabilities	603	353
	3,365	2,963

NON-CURRENT LIABILITIES:
Lease liabilities	33	-
Contract liability	1,800	118
Retirement benefit obligation, net	5	79
	1,838	197

TOTAL LIABILITIES	5,203	3,160

EQUITY:
Share capital – ordinary shares of NIS 1.00 par value	22,802	20,924
Share premium	47,873	48,942
Other capital reserves	12,492	692
Warrants	197	-
Accumulated deficit	(76,657)	(62,479)
Equity attributable to owners of Medigus Ltd.	6,707	8,079
Non-controlling interests	1,424	-
	8,131	8,079

TOTAL LIABILITIES AND EQUITY	13,334	11,239

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

	Year Ended December 31,
	2019	2018
	USD in thousands

REVENUES:
PRODUCTS	188	219
SERVICES	85	217
	273	436

COST OF REVENUES:
PRODUCTS	370	164
SERVICES	85	115
INVENTORY IMPAIRMENT	-	328
	455	607

GROSS LOSS	(182)	(171)
RESEARCH AND DEVELOPMENT EXPENSES	609	1,809
SALES AND MARKETING EXPENSES	326	1,354
GENERAL AND ADMINISTRATIVE EXPENSES	3,081	3,338
NET CHANGE IN FAIR VALUE OF FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	92	-
SHARE OF NET LOSS OF ASSOCIATE ACCOUNTED FOR USING THE EQUITY METHOD	(216)	-
LISTING EXPENSE	(10,098)	-
OPERATING LOSS	(14,420)	(6,672)

CHANGES IN FAIR VALUE OF WARRANTS ISSUED TO INVESTORS	142	148
FINANCIAL INCOME (EXPENSES) IN RESPECT OF DEPOSITS, BANK COMMISIOMS AND EXCHANGE DIFFERENCES, NET	99	(54)
FINANCING INCOME (EXPENSES), NET	241	94

LOSS BEFORE TAXES ON INCOME	(14,179)	(6,578)
TAXES BENEFIT (TAXES ON INCOME)	1	(20)
LOSS FOR THE YEAR	(14,178)	(6,598)

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2019	2018
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
CASH FLOWS USED IN OPERATIONS (see Appendix)	(2,757)	(4,253)
Interest received	75	42
Interest paid	(5)	-
Income tax paid	(8)	(11)
Net cash flow used in operating activities	(2,695)	(4,222)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchase of property and equipment	(62)	(11)
Payment for acquisition of associate and financial assets at fair value through profit or loss	(4,057)	-
Investment in short-term deposits	-	-
Withdrawal of short-term deposits	-	3,498
Net cash flow generated from (used in) investing activities	(4,119)	3,487

CASH FLOWS FROM FINANCING ACTIVITIES:
Transaction with non-controlling interest	3,202	-
Principal elements of lease liability	(46)	-
Proceeds from issuance of shares and warrants and from exercise of warrants, net of issuances costs	-	8,634
Net cash flow generated from financing activities	3,156	8,634

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,658)	7,899
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,625	2,828
GAINS (LOSSES) FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	69	(102)
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	7,036	10,625

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX TO THE STATEMENTS OF CASH FLOWS:

	For the year ended December 31,
	2019	2018
	USD in thousands
NET CASH USED IN OPERATIONS:
Loss for the year before taxes on income	(14,179)	(6,578)
Adjustment in respect of:
Depreciation	75	42
Net change in the fair value of financial assets at fair value through profit or loss	(92)	-
Changes in fair value of warrants issued to investors	(142)	(148)
Loss (gain) from exchange differences on cash and cash equivalents	(69)	102
Share of losses of associate company	216	-
Retirement benefit obligation, net	(74)	14
Interest expenses	5	-
Inventory impairment	-	328
Issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss	-	1,565
Listing expenses	10,098
Revaluation of and exchange differences on short-term deposits	-	-
Interest received	(75)	(42)
Stock-based compensation in connection with options granted to employees and service providers	259	157

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Decrease (increase) in accounts receivable - trade	2	(6)
Decrease (increase) in other current assets	83	(101)
Increase (decrease) in accounts payables - trade	(115)	-
Increase (decrease) in accrued compensation expenses	29	73
Increase (decrease) in contract liability	1,953	170
Increase (decrease) in other current liabilities	88	153
Decrease (increase) in inventory	(819)	18
NET CASH USED IN OPERATIONS	(2,757)	(4,253)

MEDIGUS LTD.

SUPPLEMENTAL RECONCILIATION OF IFRS TO NON-IFRS EQUITY

U.S. dollars in thousands

	As of December 31, 2019	As of December 31, 2018
IFRS equity	8,131	8,079
Revaluation of warrants at fair value	(142)	(148)
Listing expenses	10,098	-
Non-IFRS equity	18,087	7,931

MEDIGUS LTD.

SUPPLEMENTAL RECONCILIATION OF IFRS TO NON-IFRS RESULTS

U.S. dollars in thousands

	Year ended December 31
	2019	2018
IFRS operating loss	(14,420)	(6,672)
Stock-based compensation	259	157
Listing expenses	10,098	-
Non-IFRS operating loss	(4,063)	(6,515)

IFRS Financing income, net	241	94
Revaluation of warrants at fair value	(142)	(148)

Non-IFRS Financing income (expenses), net	99	(54)

IFRS loss for the year	(14,178)	(6,598)
Stock-based compensation expenses	259	157
Listing expenses	10,098	-
Revaluation of warrants at fair value	(142)	(148)
Non-IFRS net loss	(3,963)	(6,589)